EXHIBIT 12

GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Second Quarter	First Six Months
	----------------	----------------
(Unaudited)
In millions	2003	2003

Fixed charges:
Total interest expense	$ 227	$ 457
One-third of rent expense	9	19

Total fixed charges	236	476

Add:
Income (loss) before income taxes and accounting change	90	(23)
Interest capitalized	-	(2)

	90	(25)

Earnings for fixed charges	$ 326	$ 451

Ratio of earnings to fixed charges	1.38	(a)

(a)	Fixed charges exceeded earnings by $25 million.